                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                     For the Six Months Ended June 30, 2001

                              ATLAS PACIFIC LIMITED
                  ---------------------------------------------
                 (Translation of registrant's name into English)

                    6 Rous Head Road, North Fremantle WA 6159
                    -----------------------------------------
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F    X       Form 40-F _______
                                  -------


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes __________        No       X
                                                    -------


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______

                              ATLAS PACIFIC LIMITED

                               A.C.N. 009 220 053



                           HALF YEAR FINANCIAL REPORT

                                 30TH JUNE 2001

                              ATLAS PACIFIC LIMITED

                           AND ITS CONTROLLED ENTITIES

DIRECTORS' REPORT

     The Directors present the financial report of Atlas Pacific Limited ("the Company") and the consolidated accounts of the economic entity, being the Company and its controlled entities for the half year ended 30th June 2001 and the auditors' report thereon.


DIRECTORS

The Directors of the Company during or since the end of the half year are:

-------------------------------------------------------------------------------------------------------------------
Name                                                                   Period of Directorship

-------------------------------------------------------------------------------------------------------------------
Alexander McBride Kerr, B.A., B.Sc. (Econ), M.A., Ph.D.                Director since 31 August 1993
Chairman                                                               Chairman since 30 May 1997

-------------------------------------------------------------------------------------------------------------------
George Robert Warwick Snow, B.Ec., F.A.I.C.D.                          Director since 28 October 1997
Deputy Chairman

-------------------------------------------------------------------------------------------------------------------
Lucian  Frederick   Petersen, B.COM. (Economics), C.A. (S.A.),         Director since 12 August 1999
A.C.M.A., C.A., M.A.I.C.D.
Managing Director

-------------------------------------------------------------------------------------------------------------------
Stephen John Arrow                                                     Director since 29 June 1999

-------------------------------------------------------------------------------------------------------------------
Walter Frederick James, M.I.E. (Aust), F.A.I.C.D.                      Director since 23 March 1999

-------------------------------------------------------------------------------------------------------------------
Admiral Raden Pandji Poernomo                                          Director since 30 November 1995

-------------------------------------------------------------------------------------------------------------------
Joseph James Uel Taylor, B.Sc. (Biology), Ph.D.                        Director since 13 September 2000

-------------------------------------------------------------------------------------------------------------------


ACTIVITIES AND REVIEW OF OPERATIONS

The only activity of the economic entity is that of the development and management of a pearl farming business located in Indonesia. There has been no significant change in the activities of the economic entity since the last year end report.

1.   Profit Result

     The Company is pleased to announce pre tax profit of $3,109,481(after tax profit of $2,403,988) which was achieved on revenues of $5,646,850 for the six months period ending 30/th/ June 2001. During the corresponding period last year, ie, six months ended 30/th/ June 2000, the results were a profit of $2,039,173 (after tax profit of $2,039,173) on revenues of $4,535,823.

2.   Seeded Oysters

     The Company's technical programme continues to be an unqualified success. A further three technicians are now being trained to ensure that we have sufficient qualified people to allow for further expansion. By the end of June this year, the team had operated 123,000 oysters or over 80% of the 150,000 oyster target. At least another 40,000 oysters will be seeded during the remainder of the year thus we can expect to exceed the target of 150,000 set last year.

3.   Harvests and Sales

     During the 6 months ending 30 June 2001, the Company harvested 64,503 pearls and keshi pieces, of which 38,429 were quality product for sale. 10,051 remained on hand at the end of the last financial year. Since the end of the last fiscal period and up to 30 June 2001, the Company has sold a total of 30,475 pearls producing a total of $5,332,800. There remains a further 44,079 pearls for sale, the bulk of which are expected to be sold by September 2001. Our in-house technical team are responsible for nucleating all of the pearls harvested this year and we are pleased to advise that these pearls are significantly better in quality than those produced by the contract technicians. This year $35,980 of pearl oyster meat and mother-of-pearl has been sold.

4.   Joint Farm Operations

     Pearl sales from the Company's joint farm operations have generated $162,149. A further 9,672 nucleated oysters remain to be harvested this year.

5.   Environmental Issues

     It appears that Indonesia and elsewhere has entered an El Nino climatic phase as was experienced in 1997. Our farm managers and biologists are paying close attention to the situation and making every effort to ensure that the health of the Project's oysters is treated with utmost importance. The company continues to meet the environmental standards as required by the Indonesian authorities.

6.   Socio-Political Situation

     The change in Presidency will undoubtedly influence the socio-political situation in Indonesia and to date the response has been largely positive. The Company maintains a constant watch on developments in Indonesia.

     At a local level, the Company has employed a Community Relations Manager to assist the continued development of links with the local community. This, and other measures, have been taken to minimise the risk to employees and the assets of the business in Indonesia.

7.   Conclusion

     The Company has continued to perform well against all of the commercial and operational criteria of pearl farming. The directors extend their appreciation to the Indonesian and expatriate employees who have worked so well under difficult and demanding circumstances.

SIGNIFICANT CHANGES

     There have been no significant changes in the state of affairs of the economic entity during the period.


OPTIONS

As at 30th June 2001, the Company had the following options outstanding:

     ---------------------------------------------------------------------------
      No. Options          Date Exercisable              Exercise Price
     ---------------------------------------------------------------------------
         800,000/2/            01/01/01 - 31/12/02           30 cents
     ---------------------------------------------------------------------------
       8,062,500               14/10/99 - 14/10/02           30 cents
     ---------------------------------------------------------------------------
         200,000/2/            01/01/01 - 01/01/03           42 cents
     ---------------------------------------------------------------------------
         170,000/1/,/2/        01/01/02 - 31/12/03          34.5 cents
     ---------------------------------------------------------------------------

1.   Issued during the six months ended 30 June 2001.

2. These options are issued to executive directors and senior management. In the event that they cease employment with the company, their options may be cancelled at the discretion of the Board.


MATTERS SUBSEQUENT TO 30TH JUNE 2001

     Mr. L. Petersen retires as a director and executive of the company as at 31 August 2001. In his place, Dr. J. Taylor will assume the position of Managing Director.

     Apart from the foregoing, there have been no matters or circumstances that have arisen since the end of the half year which significantly affect the operations of the economic entity, the results of those operations or the state of affairs of the economic entity in subsequent financial periods. The results of significant operation activities are made available to shareholders and other interested parties through announcements to the Australian and Nasdaq Stock Exchanges.

DIRECTORS' MEETINGS

     The attendance at meetings of the Company's Directors including meetings of the Audit and Executive Committees is shown below:

-------------------------------------------------------------------------------------------------------------------------------
                                               Number of Directors'            Audit Committee           Executive Committee
     Director              Period                    Meetings                      Meetings                    Meetings
                                             ----------------------------------------------------------------------------------
                                               Held         Attended         Held        Attended        Held        Attended
-------------------------------------------------------------------------------------------------------------------------------
A. M. Kerr           01/01/01 - 30/06/01        3               3             1             1             2             2
-------------------------------------------------------------------------------------------------------------------------------
R. P. Poernomo       01/01/01 - 30/06/01        3               1            N/A           N/A           N/A           N/A
-------------------------------------------------------------------------------------------------------------------------------
G. R. W. Snow        01/01/01 - 30/06/01        3               3            N/A           N/A            2             2
-------------------------------------------------------------------------------------------------------------------------------
W. F. James          01/01/01 - 30/06/01        3               3             1             1            N/A           N/A
-------------------------------------------------------------------------------------------------------------------------------
S. J. Arrow          01/01/01 - 30/06/01        3               3            N/A           N/A           N/A           N/A
-------------------------------------------------------------------------------------------------------------------------------
L. F. Petersen       01/01/01 - 30/06/01        3               3            N/A           N/A            2             2
-------------------------------------------------------------------------------------------------------------------------------
J. J. U. Taylor      01/01/01 - 30/06/01        3               2            N/A           N/A           N/A           N/A
-------------------------------------------------------------------------------------------------------------------------------

     As at the date of this report the economic entity has an audit committee, the members of which are Mr W. F. James and Professor A.M. Kerr and an executive committee, whose members are Professor A. M. Kerr, Mr G. R. W. Snow and Mr L. F. Petersen. The Directors have the right, in connection with their duty and responsibilities as directors, to seek independent professional advice at the Company's expense.

DIRECTORS' BENEFITS

     Pursuant to a lease agreement, Biron Corporation Limited, a company of which Mr G. R. W. Snow is a substantial shareholder and director and of which Mr
W. F. James is a director, provided office accommodation and services for the Australian based operations. An amount of $21,423 was paid to this company for these services during the half year ended 30 June 2001 (6 months to 30 June 2000
- $22,428).

Admiral R. P. Poernomo received an administrative/office rental fee on normal commercial terms for the equivalent of $17,618 for the six months ending 30 June 2001 (6 months to 30 June 2000 - $9,952).

A company associated with Mr S. J. Arrow earned consultancy fees of $201,128 during the half year for the supply of technical expertise and training of pearl nuclei operations and other pearling matters (6 months to 30 June 2000 - $151,085).

Apart from the foregoing, since the previous financial year end, no Director of the Company has received or has become entitled to receive a benefit (other than the emoluments disclosed in the annual financial statements or the fixed salary of a full-time employee of the Company) by reason of a contract made by the Company or a related company with the Director or with a firm of which he is a member, or with a company in which he has a substantial financial interest.

DIRECTORS' SHAREHOLDINGS AS AT 31 AUGUST 2001

The relevant interest of each Director in the share capital of the Company, as notified by the Directors to the Australian Stock Exchange in accordance with S205G of the Corporations Law, at the date of this report is as follows:

---------------------------------------------------------------------------------------------------------------
                                               Current Holding
---------------------------------------------------------------------------------------------------------------
                         Ordinary Shares                Convertible Notes                   Options
---------------------------------------------------------------------------------------------------------------
                     Direct         Indirect         Direct         Indirect         Direct         Indirect
                   --------------------------------------------------------------------------------------------
A. M. Kerr                  -       1,033,015               -               -               -      1,417,335/1/
---------------------------------------------------------------------------------------------------------------
G. R. W. Snow               -       9,217,163               -       4,758,581               -               -
---------------------------------------------------------------------------------------------------------------
L. F. Petersen              -               -               -         100,000        200,000/2/             -
                                                                                     170,000/3/
---------------------------------------------------------------------------------------------------------------
S. J. Arrow                 -       2,845,867               -               -               -               -
---------------------------------------------------------------------------------------------------------------
W. F. James                 -               -               -               -               -               -
---------------------------------------------------------------------------------------------------------------
R. P. Poernomo      1,075,000         215,000               -               -      1,612,500/1/      322,500/1/
---------------------------------------------------------------------------------------------------------------
J. J. U. Taylor             -          20,000               -               -        200,000/4/            -
---------------------------------------------------------------------------------------------------------------

Notes:-

1.  Options exercisable at 30 cents on or before 14 October 2002.

2.  Options exercisable at 42 cents on or before 1 January 2003.

3.  Options exercisable at 34.5 cents between 1 January 2002 and 31 December
    2003.

4.  Options exercisable at 30 cents on or before 31 December 2002.


ON BEHALF OF THE BOARD


/s/ A. M. Kerr

A. M. KERR
Director

31 August 2001

                              ATLAS PACIFIC LIMITED
                           AND ITS CONTROLLED ENTITIES

                PROFIT AND LOSS STATEMENT FOR THE HALF YEAR ENDED
                                 30TH JUNE 2001

                                                                       Consolidated

                                                           Note          2001            2000
                                                                            $               $
Sales revenue                                                         5,530,929      4,465,593
Other revenue                                                           115,921         70,230

                                                                  -------------- --------------
Total operating revenue                                               5,646,850      4,535,823
                                                                  ============== ==============

Operating profit before income tax                            3       3,109,481      2,039,173

Income tax attributable to operating profit                            (705,493)             -

                                                                  -------------- --------------
Operating profit after income tax                                     2,403,988      2,039,173
Retained losses at the beginning of the half-year                      (586,830)    (3,058,989)
Aggregate of amounts transferred from reserves                                -              -

                                                                  -------------- --------------
Total available for appropriation                                     1,817,158     (1,019,816)
                                                                  -------------- --------------

Dividends provided for or paid                                                -              -
Aggregate of amounts transferred to reserves                                  -              -

                                                                  -------------- --------------

Retained profits/(losses) at the end of the half-year                 1,817,158     (1,019,816)
                                                                  ============== ==============


The profit and loss statement is to be read in conjunction with the notes to and forming part of the half-year financial report.

                ATLAS PACIFIC LIMITED AND ITS CONTROLLED ENTITIES
                       BALANCE SHEET AS AT 30TH JUNE 2001

                                                                  Consolidated

                                       Note            30/6/01         31/12/00         30/06/00
                                                             $                $                $
CURRENT ASSETS
Cash                                                 3,007,465        4,319,897        1,480,474
Receivables                                          4,060,192          579,054        3,734,631
Inventories                                          1,468,248        2,080,927          665,408

                                               ---------------- ---------------- ----------------
Total Current Assets                                 8,535,905        6,979,878        5,880,513
                                               ---------------- ---------------- ----------------

NON-CURRENT ASSETS
Inventories                                          8,844,692        6,806,863        6,606,847
Property, plant and equipment                        2,432,007        2,608,284        2,835,152
Intangibles                                            624,646          749,576          874,505

                                               ---------------- ---------------- ----------------
Total Non-Current Assets                            11,901,345       10,164,723       10,316,504
                                               ---------------- ---------------- ----------------

Total Assets                                        20,437,250       17,144,601       16,197,017
                                               ---------------- ---------------- ----------------

CURRENT LIABILITIES
Accounts payable                                     1,263,063        1,286,901          775,191
Borrowings                              10           3,466,201                -                -
Provisions                                           1,041,804          129,305          126,417

                                               ---------------- ---------------- ----------------
Total Current Liabilities                            5,771,068        1,416,206          901,608
                                               ---------------- ---------------- ----------------

NON-CURRENT LIABILITIES
Borrowings                              10                   -        3,703,201        3,703,201
                                               ---------------- ---------------- ----------------

Total Non-Current Liabilities                                -        3,703,201        3,703,201
                                               ---------------- ---------------- ----------------

Total Liabilities                                    5,771,068        5,119,407        4,604,809
                                               ---------------- ---------------- ----------------

Net Assets                                          14,666,182       12,025,194       11,592,208
                                               ================ ================ ================

SHAREHOLDERS' EQUITY
Share capital                           5           12,849,024       12,612,024       12,612,024
Accumulated profits/(losses)                         1,817,158         (586,830)      (1,019,816)

                                               ---------------- ---------------- ----------------
Total Shareholders' Equity                          14,666,182       12,025,194       11,592,208
                                               ================ ================ ================


The balance sheet is to be read in conjunction with the notes to and forming part of the half-year financial report.

                ATLAS PACIFIC LIMITED AND ITS CONTROLLED ENTITIES
                             STATEMENT OF CASH FLOWS
                     FOR THE HALF YEAR ENDED 30TH JUNE 2001

                                                                                   Consolidated
                                                               Notes           2001            2000
                                                                                 $              $
Cash flows from operating activities
  Cash payments in the course of operations                                  (3,145,993)     (2,232,558)
  Taxes Paid                                                                    (61,207)       (288,707)
  Receipts from sale of pearls                                                2,017,971         985,264
  Interest and other items of a similar nature received                          89,030          70,230
  Interest paid                                                                (229,898)       (495,874)
  Income from joint venture partner                                             162,148               -
  Other income                                                                   26,893               -
  Net GST received / (paid)                                                     204,721               -

                                                                          ------------------------------
Net cash used in operating activities                                          (936,335)     (1,961,645)
                                                                          ------------------------------

Cash flows from investing activities
  Payments for property, plant and equipment                                   (237,437)       (433,863)
  Proceeds from sale of property, plant and equipment                                 -           1,031

                                                                          ------------------------------
Net cash used in investing activities                                          (237,437)       (432,832)
                                                                          ------------------------------


                                                                          ------------------------------
Net cash provided by (used in) financing activities                                   -               -
                                                                          ------------------------------

Net increase/(decrease) in cash held                                         (1,173,772)     (2,394,477)
Cash at the beginning of the half-year                                        4,455,056       4,025,885
Effects of exchange rate changes on the balances of                              15,848          (8,714)
 Cash held in foreign currencies

                                                                          ------------------------------
Cash at the end of the half-year                                   9          3,297,132       1,622,694
                                                                          ==============================

Non cash transactions
---------------------
Nil

The statement of cash flows is to be read in conjunction with the notes to and forming part of the half year financial report.

                ATLAS PACIFIC LIMITED AND ITS CONTROLLED ENTITIES
              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                     FOR THE HALF YEAR ENDED 30TH JUNE 2001

1.   BASIS OF PREPARATION OF HALF YEAR FINANCIAL STATEMENTS

           This general purpose half year consolidated financial report has been prepared in accordance with the requirements of the Corporations Law and Accounting Standard 1029 "Half-Year Accounts and Consolidated Accounts" and other mandatory professional reporting requirements. It is recommended that this half year financial report be read in conjunction with the 31st December 2000 Financial Statements and Report and any public announcements by Atlas Pacific Limited and its Controlled Entities during the half year in accordance with continuous disclosure obligations arising under the Corporations Law.

           These accounts have been prepared on the basis of historical cost and except where stated, do not take into account changing money values or current valuations of non-current assets.

           The accounting policies have been consistently applied by the entities in the economic entity and except where there is a change in accounting policy, are consistent with those of the previous financial year and corresponding half year.

           The carrying amount of non-current assets are reviewed to determine whether they are in excess of their recoverable amount at the end of the half year. If the carrying amount of a non-current asset exceeds the recoverable amount, the asset is written down to the lower amount. In assessing recoverable amounts the relevant cash flows have not been discounted to their present value.

           Quantities of oysters on hand at the period end are valued at cost plus total farm, hatchery and administrative expenses together with the cost of juvenile shell purchases and cost of nuclei used in seeding operations. The carrying value of oysters is at the lower of cost and net realisable value.

           For the purpose of preparing the half year financial report, the half year has been treated as a discrete reporting period.

2.   CHANGE IN ACCOUNTING POLICY

           Nil.

3.   OPERATING PROFIT

                                                                                        Consolidated
                                                                                    2001            2000
                                                                                      $               $
     The operating profit before income tax has been determined after:
     Crediting as revenue:
           Interest received- other persons                                         89,030         70,230
           Exchange fluctuation                                                     37,590              -
     Charging as expenses:
           Depreciation on property, plant and equipment                           413,713        417,295
           Exchange Fluctuation                                                          -          1,510
           Interest expense - other persons                                        223,118        229,548
           Provision for employee entitlements                                      59,264        (3,270)
           Loss on sale of property, plant & equipment                                   -          1,002
           Amortisation of goodwill                                                124,929        124,929
                                                                                ===========     ==========

4.  EARNINGS PER SHARE

                                                                               Consolidated
                                                                          2001              2000
      Basic earnings per share (cents per share)                       4.33 cents        3.72 cents
                                                                     --------------------------------
      Diluted earnings per share (cents per share)                     3.20 cents        2.53 cents
                                                                     --------------------------------

      Weighted average number of ordinary shares used for basic
      earnings per share                                               55,537,674        54,751,017
                                                                     --------------------------------

      Diluted earnings per share is calculated after taking into consideration all options and convertible notes on issue that remain unconverted at 30 June 2001 as potential ordinary shares.

5.  SHARE CAPITAL

                                                                         2001              2000
                                                                           $                 $
      Issued:
      56,331,017 ordinary shares fully paid
      (31/12/2000 54,751,017 ordinary shares)                         12,849,024        12,612,024
      (30/06/2000 54,751,017 ordinary shares)
                                                                    --------------------------------

6.  SEGMENT REPORTING

      (a)   Industry

      The undertaking of the Company is predominantly in the pearling industry.

       (b)  Geographical

                                                 Indonesia   Australia     Eliminations        Total
                                              ------------------------------------------------------
      30/06/2001
      Revenue outside the economic entity          218,732   5,428,118                     5,646,850
      Intersegment revenue                       6,642,185           -      (6,642,185)            -
                                              ------------------------------------------------------
      Total revenue                              6,860,917   5,428,118      (6,642,185)    5,646,850


      Segment result - profit/(loss)           (2,727,206)   5,131,194                     2,403,988
      Segment assets                            11,854,542   8,582,708                    20,437,250


                                                 Indonesia   Australia     Eliminations        Total
                                              ------------------------------------------------------
      30/6/2000

      Revenue outside the economic entity          232,203   4,303,620                     4,535,823
      Intersegment revenue                       3,052,670     860,153      (3,912,823)            -
                                              ------------------------------------------------------
      Total revenue                              3,284,873   5,163,773      (3,912,823)    4,535,823


      Segment result - profit/(loss)               717,225   1,321,948                     2,039,173
      Segment assets                            10,967,272   5,229,745                    16,197,017

7.       EVENTS SUBSEQUENT TO 30TH JUNE 2001

         Mr. L. Petersen retires as a director and executive of the company as at 31 August 2001. In his place, Dr. J. Taylor will assume the position of Managing Director.

         Apart from the foregoing, there have been no matters or circumstances that have arisen since the end of the half year which significantly affect the operations of the economic entity, the results of those operations or the state of affairs of the economic entity in subsequent financial periods. The results of significant operation activities are made available to shareholders and other interested parties through announcements to the Australian and Nasdaq Stock Exchanges.

8.       CONTINGENT LIABILITIES - Nil.


9.       NOTES TO THE STATEMENT OF CASHFLOWS

         Reconciliation of cash

         For the purposes of the statement of cash flows, cash includes cash on hand and at bank and short-term deposits at call, net of outstanding bank overdrafts. Cash as at the end of financial period as shown in the statement of cash flows is reconciled to the related items in the balance sheet as follows:

                                                                                          Consolidated
                                                                                          2001               2000
          Cash at Bank                                                               1,288,817            237,437
          Bills of exchange                                                          1,718,648          1,243,037
                                                                              ------------------------------------
          Cash per balance sheet                                                     3,007,465          1,480,474

          Short term deposits *                                                        289,667            142,220
                                                                              ------------------------------------
          Cash and cash equivalents as per statement of cash flows                   3,297,132          1,622,694
                                                                              ====================================

         * Included in receivables is an amount of $289,667 (2000 - $ 142,220) being funds held on fixed deposit at the bank as security for the Company's forward exchange hedging contracts.

10.      CONVERTIBLE NOTES

                                                                                   Consolidated
                                                                       30/6/01          31/12/00          30/6/00
          CURRENT LIABILITIES
          Borrowings                                                 3,466,201                 -                -
                                                               ---------------------------------------------------

          NON-CURRENT LIABILITIES
          Borrowings                                                         -         3,703,201        3,703,201
                                                               ---------------------------------------------------

         On 22 March 1999, the Company issued 24,688,009 redeemable notes, each having a face value of 15 cents. Interest was payable on 23 March 2000 and thereafter every six months at an interest rate of 12.50% per annum on the face value of the notes. The notes are convertible at the option of the holder, at any time up to 23 March 2002, into ordinary shares of the Company on the basis of one share for each note held.

         Pursuant to the issue of convertible notes, there is a fixed and floating charge over the assets of Atlas Pacific Limited and Tansim Pty Ltd (and hence P. T. Cendana Indopearls) in favour of the trustee representing the convertible note holders.

         During the half year ended 30 June 2001, 1,580,000 convertible notes were converted to shares.

         All convertible notes which remain unconverted will be redeemed on 23 March 2002. The notes outstanding at 30 June 2001 are therefore presented in these accounts as a current as opposed to a non-current liability.

                ATLAS PACIFIC LIMITED AND ITS CONTROLLED ENTITIES

                             DIRECTORS' DECLARATION

The Directors declare that the financial statements and notes set out on pages 5 to 10:

(a) comply with Accounting Standards, the Corporations Regulations and other mandatory professional reporting requirements, and

(b) give a true and fair view of the consolidated entity's financial position as at 30 June 2001 and of its performance, as represented by the results of its operations and its cash flows, for the half-year ended on that date.

         In the Directors' opinion there are reasonable grounds to believe that Atlas Pacific Limited will be able to pay its debts as and when they become due and payable.

         This declaration is made in accordance with a resolution of the Directors.



/s/ A.M. Kerr

A.M. KERR
Director


Perth
31 August 2001

                ATLAS PACIFIC LIMITED AND ITS CONTROLLED ENTITIES
                    INDEPENDENT REVIEW REPORT TO THE MEMBERS

Scope

We have reviewed the financial report, being the Profit and Loss Statement, Balance Sheet, Statement of Cash Flows, notes to and forming part of the financial statements and Directors' Declaration of Atlas Pacific Limited for the half-year ended 30th June 2001 as set out on pages 5 to 11. The financial report includes the consolidated financial statements of the consolidated entity comprising the company and the entities it controlled at the end of the half-year or from time to time during the half-year. The Company's directors are responsible for the financial reports. We have performed the review of the consolidated accounts in order to state whether on the basis of the procedures described anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB 1029: "Half-Year Accounting and Consolidated Accounts" and other mandatory professional reporting requirements and statutory requirements and in order for the company to lodge the financial statements with the Australian Securities and Investments Commission.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements. A review is limited primarily to inquiries of company personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than that given in an audit. We have not performed an audit and, accordingly, do not express an audit opinion.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Atlas Pacific Limited is not in accordance with:

(a)   the Corporations Act 2001, including:

      (i) giving a true and fair view of the consolidated entity's financial position at 30 June 2001 and of its performance for the half-year ended on that date; and

      (ii) complying with Accounting Standard AASB 1029: "Half-Year Accounts and Consolidated Accounts" and the Corporations Regulations; and

(b)   other mandatory professional reporting requirements.




BDO
Chartered Accountants



/s/ G.F. Brayshaw
G.F. BRAYSHAW, FCA
Partner



31 August 2001
Perth, Western Australia

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

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            ATLAS PACIFIC LIMITED

                                            By: /s/ A.M. Kerr
                                               --------------------------------
Date:7/18/01                                       A.M. Kerr, Chairman

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